Mail Stop 4561

December 29, 2008

Mr. Robert R. McCoy
Vice President and Secretary-Treasurer
Pittsburgh & West Virginia Railroad
#2 Port Amherst Drive
Charleston, WV 25306

>   **Re: Pittsburgh & West Virginia Railroad**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **Forms 10-Q for the quarters ended March 31, June 30, and**
>   **September 30, 2008**
>   **Schedule 14A Filed March 31, 2008**
>   **File No. 1-05447**

Dear Mr. McCoy:

We have reviewed your filings and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1. Please revise your filing to include a risk factors section as required by Item 1.A of Form 10-K or please explain to us why the registrant believes it is unnecessary to include the section.

Item 1. Business

2. Item 101(c)(xiii) of Regulation S-K requests that you disclose the number of employees you employ. As it appears that you do not have any employees, please revise to discuss how your business is conducted and the party responsible for your management.

Item 2. Properties

3. We note the disclosure under this subheading that other assets used in the operation of the railroad are included under the lease arrangement. In future filings please expand this section to give investors more information as to the suitability, adequacy, productive capacity and extent of utilization of the property and all such assets. See Instruction 1 to Item 102 of Regulation S-K. Additionally, please identify the "other assets."

4. We note that you have disclosed the summary financial data for NSC in this section. Please tell us the relevance of this disclosure and clarify if NSC operations consist solely of conducting operations with your railroad asset.

5. We note the discussion of the material terms of your lease in this section. Please tell us your remedy should NSC breach the lease prior to its expiration. Similar disclosure should be included in future filings.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

6. Please disclose the price information as of the latest practicable date. Please refer to Item 201(a)(1)(v) of Regulation S-K.

7. We note that the dividends paid were greater than net cash provided by operating activities in each of the fiscal years ending 2007, 2006 and 2005. Please tell us how the difference was funded. If debt was used to finance the difference between cash from operations and dividends paid, please consider including a risk factor in the appropriate section.

8. We note that the first page of this Form 10-K is a letter to your shareholders notifying them of your annual meeting. As such, it appears that this filing was also made pursuant to Rule 14a-3 of the Exchange Act. In future filings, to the extent that the Form 10-K shall be submitted to the registrant's security holders, please include a performance line graph as required by Item 201(e) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

9. We note that your Form 10-K/A filed on March 31, 2008 omitted the certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) and Exchange Act Rules 13a-14(b) or 15d-14(b). Please file a full amendment to your Form 10-K and include the required certifications as exhibits to the amended filing. Refer to Item 601(b)(31) and Item 601(b)(32) of Regulation S-K.

Item 9a. Controls and Procedures

10. We note that you evaluated the effectiveness of your disclosure controls and procedures "within 90 days prior to the date of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise accordingly in your amended filing.

11. We note disclosure under this subheading regarding the adequacy and effectiveness of the registrant's disclosure controls and procedures. Please revise to expressly tie your effective conclusion to disclosure controls and procedures as set forth in Rule 13a-15(e) under the Exchange Act, or recite the definition as an alternative.

12. It does not appear that your certifying officers have provided their conclusion regarding the effectiveness of your internal control over financial reporting in Management's Annual Report on Internal Control over Financial Reporting. As

required by Item 308T(a)(3) of Regulation S-K, please revise in your amended filing to provide a statement as to whether your internal controls over financial reporting are effective or ineffective. In addition, failure to provide a conclusion regarding the effectiveness of internal control over financial reporting renders the annual report materially deficient and therefore may impact your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. Please revise your disclosure as appropriate.

Item 12. Security Ownership of Certain Beneficial Owners and Management

13. Please include the address of each beneficial owner of record. Please refer to Item 403(a) or Regulation S-K.

Item 13. Certain Relationships and Related Transactions

14. Here you state that the disclosure requested by Item 404 of Regulation S-K is included in your Schedule 14A. We are unable to locate that disclosure in your proxy statement. Please advise. In this regard, we also note the disclosure on page F-9 of your Form 10-K of a related party transaction. Please tell us why this should not be included in your Item 404 disclosure.

Exhibits 31.1, 31.2 and 31.3

15. Please note that your certifications must be in the exact form prescribed by Item 601 (b)(31) of Regulation S-K. In your amended filing, please include the following revisions in your certifications:

- Do not include the title of the individual in the "I, [identify certifying individual], certify that:" line;
- Refer to the "report" rather than the "annual report" or "quarterly report" in paragraph 2;
- Refer to the current versions of the Exchange Act Rules in paragraph 4;
- Include the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in paragraph 4;
- Include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d);
- Include the phrase "(or persons performing the equivalent functions)" in paragraph 5; and
- Correct all other wording in paragraphs 4 and 5 to conform to the exact form prescribed by Item 601(b)(31) of Regulation S-K.

Exhibit 99

16. We note that your certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002 only provides a written statement of certification by Herbert E. Jones, III. Please revise to include certification of this periodic report by both your chief executive officer and chief financial officer (or equivalent thereof) in accordance with the section 906 requirements.

Forms 10-Q for the Quarters Ended March 31, June 30, and September 31, 2008

Exhibits 31.1, 31.2 and 31.3

17. Please file an abbreviated amendment to your Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2008, to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-K. An abbreviated amendment consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications. In addition, please confirm for us that these changes will be incorporated into all future filings.

Schedule 14A filed March 31, 2008

Election of Trustees

18. We note the disclosure in the first sentence that it is intended that all executed proxies, "not limited to the contrary," will be voted for the nominees. It appears that you use the phrase "not limited to the contrary" as a qualification. In future filings, the qualification should clearly state shareholders' ability to vote against your nominees.

19. We note that three of the listed trustees also hold the positions of chairman, audit committee chairman, and president. Please identify the amount of time each officer has served in the identified positions other than as trustee. Also, please provide detailed disclosure of their business experience for the last five years. Such disclosure should identify the entities they were associated with and the business of such entity. Please refer to Item 401 of Regulation S-K.

20. In future filings, please confirm whether Mr. Wenger is independent as is required by Item 407(d)(5)(i)(B) of Regulation S-K.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief